FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X      Form 40-F
                                   -----             -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                   -----      -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued on August 1, 2006 by Diana Shipping Inc. (the "Company") announcing the expected release of the Company's financial results for the second quarter ended June 30, 2006 and announcement of a cash dividend for the quarter ended June 30, 2006 on August 9, 2006 and the scheduling of a conference call and simultaneous Internet webcast to review these results for August 10, 2006.

                                         Corporate Contact:
                                         Ioannis Zafirakis
                                         Director and Vice-President
                                         Telephone: + 30-210-9470100
                                         Email: izafirakis@dianashippinginc.com
For Immediate Release
---------------------
                                         Investor and Media Relations:
                                         Edward Nebb
                                         Euro RSCG Magnet
                                         Telephone: + 1-212-367-6848
                                         Email: ed.nebb@eurorscg.com


           DIANA SHIPPING INC. SCHEDULES SECOND QUARTER 2006 EARNINGS
                RELEASE, DIVIDEND DECLARATION AND CONFERENCE CALL


ATHENS, GREECE, August 1, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that its financial results for the second quarter ended June 30, 2006, are scheduled to be released after the close of the U.S. financial markets on Wednesday, August 9, 2006.

     The declaration of the Company's cash dividend for the quarter ended June 30, 2006 also will be announced at that time.

     The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, August 10, 2006.

     Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-877-692-2086 (for U.S.-based callers) or 1-973-935-8599 (for international callers).

     A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 7673476.

About the Company

     Diana   Shipping Inc.   (NYSE:  DSX)  is  a  global  provider  of  shipping
transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)



Dated:  August 3, 2006                         By:  /s/ Anastassis Margaronis
                                                  ----------------------------
                                                    Anastassis Margaronis
                                                    President